3/11

03001851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 25 2003
WASH, D.C.
181

BB 3/3

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47067

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 01, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARINER FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14811 ST. MARY'S LANE, SUITE 130
(No. and Street)

HOUSTON (City) TEXAS (State) 77079 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. JOE F. MOORE, JR. 281-596-9400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NULL-LAIRSON, P.C.
(Name – *if individual, state last, first, middle name*)

11 GREENWAY PLAZA, SUITE 1515 (Address) HOUSTON (City) TEXAS (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

OATH OR AFFIRMATION

I, JOE F. MOORE, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARINER FINANCIAL GROUP, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Pres.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MARINER FINANCIAL GROUP, INC.
Financial Statements
December 31, 2002 and 2001

Null-Lairson, P.C.
<u>*A Professional Corporation*</u>
Certified Public Accountants
11 Greenway Plaza, Suite 1515
Houston, Texas 77046
(713) 621-1515

11 Greenway Plaza, Suite 1515
Houston, TX 77046
(713) 621-1515 • Fax: (713) 621-1570

NL
Null•Lairson
CERTIFIED PUBLIC ACCOUNTANTS
PROFESSIONAL CORPORATION

One Sugar Creek Center Blvd., Suite 920
Sugar Land, TX 77478
(281) 242-8600 • Fax: (281) 242-7333

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mariner Financial Group, Inc.
Houston, Texas 77079

We have audited the accompanying statements of financial condition of Mariner Financial Group, Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mariner Financial Group, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Null Lairson, P.C.

Houston, Texas
February 10, 2003

11 Greenway Plaza, Suite 1515
Houston, TX 77046
(713) 621-1515 • Fax: (713) 621-1570

Null·Lairson
CERTIFIED PUBLIC ACCOUNTANTS
PROFESSIONAL CORPORATION

One Sugar Creek Center Blvd., Suite 920
Sugar Land, TX 77478
(281) 242-8600 • Fax: (281) 242-7333

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Mariner Financial Group, Inc.
Houston, TX 77079

In planning and performing our audit of the financial statements and supplemental schedules of Mariner Financial Group, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control procedures and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of Mariner Financial Group, Inc., for the year ended December 31, 2002, and this report does not affect our report thereon dated February 10, 2003. Due to the size of the organization, there are insufficient personnel to segregate key accounting functions on a cost effective basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understandng and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Director's, management, The SEC, The NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Null Lairson, P.C.

Houston, Texas
February 10, 2003

FINANCIAL STATEMENTS

MARINER FINANCIAL GROUP, INC.
Statement of Financial Condition
December 31, 2002 and 2001

		2002		2001
Assets				
Cash	$	264,982	$	205,120
Commissions receivable		26,582		-
Employee advance		5,186		7,517
Investments available for sale		-		2,638
Furniture and equipment net of accumulated depreciation of $14,236 and $13,151 as of December 31, 2002 and 2001		391		1,476
Total Assets	$	297,141	$	216,751
Liabilities and Stockholders' Equity				
Accounts payable	$	-	$	1,222
Commissions payable		6,465		-
Deferred tax liability - current		3,018		-
Federal and state taxes payable		56,604		53,743
Total Liabilities		66,087		54,965
Stockholders, Equity:				
Preferred stock, no par value; 200 shares issued and outstanding		10,000		10,000
Preferred treasury stock		(5,000)		(5,000)
		5,000		5,000
Common stock, no par value; 1,000,000 shares authorized 20,000 shares issued and outstanding		16,200		16,200
Common treasury stock		(9,000)		(9,000)
		7,200		7,200
Retained earnings		218,854		149,586
Total Stockholders' Equity		231,054		161,786
Total Liabilities and Stockholders' Equity	$	297,141	$	216,751

The accompanying notes are an integral part of these financial statements.

MARINER FINANCIAL GROUP, INC.
Statement of Operations
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenues		
Realized loss on sale of stock	$ (526)	$ (673)
Commissions, brokerage and other fees	930,908	609,672
Interest	14,028	68,032
Total Revenues	944,410	677,031
Expenses		
Commissions and related expenses	769,349	621,784
General and administrative	126,064	158,410
Total Expenses	895,413	780,194
Income (Loss) Before Income Taxes	$ 48,997	$ (103,163)
Federal Income Tax Expense (Benefit)	(20,272)	8,573
Net Income (loss)	$ 69,269	$ (111,736)

The accompanying notes are an integral part of these financial statements.

MARINER FINANCIAL GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2002 and 2001

	Preferred Stock	Common Stock	Accumulated (Deficit) Income	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balances, January 1, 2001	$ 5,000	$ 7,200	$ 290,152	$ (28,830)	$ 273,522
Comprehensive Income					
Net income (loss)	$	$	$ (108,274)	$	$ (108,274)
Other comprehensive income					
Unrealized holding loss arising during the period				(3,462)	(3,462)
Balance, December 31, 2001	$ 5,000	$ 7,200	$ 181,878	$ (32,292)	$ 161,786
Comprehensive Income					
Net income	$	$	$ 73,389	$	$ 73,389
Other comprehensive income					-
Unrealized holding loss arising during the period				(4,121)	(4,121)
Balances, December 31, 2002	$ 5,000	$ 7,200	$ 255,267	$ (36,413)	$ 231,054

The accompanying notes are an integral part of these financial statements.

MARINER FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Years Ended December 31, 2002 and 2001

		2002		2001
Cash Flows from Operating Activities				
Net income (loss)	$	69,269	$	(111,736)
Adjustments to reconcile net income to net cash used in				
Operating Activities:				
Depreciation and amortization		1,085		1,866
Changes in operating assets and liabilities				
Commission receivable		(26,582)		-
Employee advance		2,331		8,483
Accounts payable		(1,222)		(54)
Commissions payable		6,465		-
Federal and state taxes payable		2,861		(31,542)
Deferred taxes payable		3,018		-
Net cash provided (used) in operation activities		57,225		(132,983)
Cash Flows from Investing Activities				
Unrealized loss on investment	$	2,638	$	1,737
Net cash provided by investing activities		2,638		1,737
Increase (decrease) in cash	$	59,862	$	(131,246)
Cash, beginning of year	$	205,120	$	336,366
Cash, end of year	$	264,982	$	205,120

The accompanying notes are an integral part of these financial statements.

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows

Accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The actual results could differ from those estimates.

Organization - Mariner Financial Group, Inc. (the "Company") is a Houston, Texas based broker and dealer of securities registered with the Securities and Exchange Commission (the "SEC") and a dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in 1994 and commenced operations on March 4, 1994. Substantially all of the Company's customers are located in or around Houston, Texas. The Company is a member of the National Association for Securities Dealers (the "NASD").

Cash and cash equivalents – For purposes of the statements of cash flows, the company considers as cash equivalents all highly liquid investments with an original maturity of three months or less at the purchase date.

Commission revenue - All trades clear through an independent clearing broker. As such, the Company does not receive or deliver securities or funds for any of its customers. The Company recognizes commission revenue on a trade date basis.

Commission expense - Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Furniture and equipment - Furniture and equipment are recorded at cost, with depreciation recognized on the straight-line method over the estimated useful lives of the assets of approximately 7 years. Depreciation expense totaled $1,035 and $1,866 for 2002 and 2001, respectively.

Ordinary maintenance and repairs are charged to income while expenditures, which extend the physical or economic life of the assets, are capitalized.

Income taxes - The Company accounts for income taxes under the liability method, whereby current and deferred tax assets and liabilities are determined based on tax rates and laws enacted, as of the balance sheet date, for differences between the financial and tax reporting basis of its assets and liabilities.

Recent accounting pronouncements - The FASB issued SFAS No. 130, *Reporting Comprehensive Income.* SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Owners and distributions to owners define comprehensive income to include all changes in equity except those resulting from investments.

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued) - SFAS No. 130 is effective for financial statements for periods beginning after December 15, 2000 and requires comparative information for earlier years to be restated. Results of prior operations and financial condition were unaffected by implementation of this standard.

Note 2 – CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of accounts receivable. Substantially all of the Company's receivables were due from commissions earned from the trade of securities. Although the Company is directly affected by the stock brokerage industry, management does not believe a significant credit risk existed at December 31, 2002. In addition, the Company's bank account has a negative balance periodically and management does not believe this presents a risk to the Company. Approximately 65% and 90% of the Company's revenue was generated from one customer for 2002 and 2001, respectively.

Note 3 – INCOME TAXES

The Company follows certain practices for financial statement purposes that differ from those used for tax reporting purposes. The differences relate to the use of the cash method of accounting for tax purposes. As a result, any deferred income generates a deferred income tax liability. The federal income tax liability is comprised of the following:

2002 Tax Liability	$	2,402
Tax Liability as a result of error on 12/31/2000 U.S. Corporation Income Tax Return		54,202
Total Tax Liability	$	56,604

Also during 2002 the company received a tax refund of $26,176 as a result of carrying back the net operating loss (NOL) from the 2001 tax year.

Note 4 – PREFERRED STOCK

The preferred stock bears a dividend rate of 6% payable out of profits, if any, during a year. For 2002 and 2001, the Board of Directors voted to retain the Company's earnings and not pay the preferred stock dividends.

Note 5 – MINIMUM NET CAPITAL REQUIREMENT

Pursuant to the Net Capital requirements of the SEC under Rule 15c3-1, the Company is required to maintain a minimum net capital balance, as defined under such rule, of $5,000 and a ratio of aggregate indebtedness to net capital, as defined under such rule not to exceed 15 to 1. The Company's net capital exceeded the required net capital by $220,477 and $145,155 at December 31, 2002 and 2001, respectively. The Company's net capital ratio was 29% and 37% at December 31, 2002 and 2001, respectively.

Note 6 – MARKETABLE SECURITIES

Cost and fair value of marketable securities at the end of the period consists of the following:

Available for Sale	Cost	Gross Unrealized Loss	Fair Value
NASDAQ	$ 3,300	$ (3,300)	$ 0

Note 7 – RENTAL COMMITMENTS

The Company rents office facilities from a related entity on a month-to-month basis. Some of the space is also sub-leased to unrelated parties and this revenue reduces the expense.

Note 8 – TREASURY STOCK

During 1999, the Company purchased portions of their preferred stock and common stock from shareholders. The preferred stock (5,000 shares) was acquired for $5,000 and the common stock (9,000 shares) was purchased for $9,000.

Note 9 – ADVERTISING COSTS

The Company expenses advertising costs as they are incurred. Advertising expense was $262 and $900 for 2002 and 2001, respectively.

SUPPLEMENTARY INFORMATION

MARINER FINANCIAL GROUP, INC.
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commissions
For the Years Ended December 31, 2002 and 2001

		2002		2001
Computation of Net Capital:				
Total stockholders' equity (from Statement of Financial Condition)	$	231,054	$	161,786
Total stockholders' equity qualified for net capital	$	231,054	$	161,786
Deductions:				
Property and equipment, net		391		1,476
Employee note receivable/advance		5,186		7,517
Investments available for sale		-		2,638
Net capital	$	225,477	$	150,155
Computation of Aggregate Indebtedness:				
Total aggregate liabilities	$	66,087	$	54,965
Total aggregate indebtedness	$	66,087	$	54,965
Percentage of aggregate indebtedness to net capital		29.31%		36.61%
Computation of Basic Net Capital Requirements:				
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	4,406	$	3,665
Minimum dollar net capital requirement	$	5,000	$	5,000
Net capital requirement (greater of above amounts)	$	5,000	$	5,000
Excess net capital	$	220,477	$	145,155
Reconciliation with Company's Computation:				
(included in Part II of Form X - 17A-5 as of December 31, 2002)				
Net capital, as reported in Company's Part II (unaudited)				
Focus report (as Amended at December 31, 2002)	$	231,054	$	161,786
Deduct reported non-allowable assets		-		23,717
Net capital per above	$	231,054	$	138,069

The accompanying notes are an integral part of these financial statements.

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2002

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(ii), since, as an introducing broker and dealer, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and reserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.